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A partner of the issuer, Brandon Hance, describes the North Hollywood neighborhood in which Hoke Poke will open its doors. He describes the growth of the neighborhood as well as the specific building in which Hoke Poke will be located. He emphasizes the successes of numerous other fast casual restaurants in the building and ends the video by noting that the opening is a mere few weeks away.

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The video showcases Hoke Poke's first two locations and their operations. The first location, Hoke Poke Downtown LA, opened its doors in October 2016. Darin Barton, one of the partners of the issuer, explains concept of Hoke Poke – providing sushi quality food at fraction of the price, with an emphasis on fresh produce and homemade products. The video then shows the preparation of Hoke Poke meals. Darin also emphasizes the Hoke Poke brand's emphasis on operations, process and consistent systems across various locations.

Finally, Brandon Hance, another partner, explains the expansion of Hoke Poke brand from the first location in downtown Los Angeles to Valencia, and now North Hollywood.